ES
E COMMISSION
20549

05036966

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
FEB 28 2005
WASH. D.C. 213 SECTION

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SEC FILE NUMBER
8- 47890

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2004** (MM/DD/YY) AND ENDING **12/31/2004** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Seneca Financial Goup, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Lewis Street
(No. and Street)

Greenwich	**Connecticut**	**06830**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Harris **203 – 622 - 8188**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

750 third Avenue 9th Floor	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/11/05
5.5

OATH OR AFFIRMATION

I, **James Harris,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Seneca Financial Group, Inc**, as of **December 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

President
Title

MARY ELLEN WEISENSEE
NOTARY PUBLIC
MY COMMISSION EXPIRES 4/30/05
108728

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Stockholders
Seneca Financial Group, Inc.
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Seneca Financial Group, Inc. as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seneca Financial Group, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
January 14, 2005

Seneca Financial Group, Inc.

Statement of Financial Condition
December 31, 2004

ASSETS	
Cash and cash equivalents (Notes 1 and 5)	$ 2,041,209
Accounts receivable	193,904
Furniture and equipment (Note 2)	187,113
Prepaid expenses and other assets	37,792
	$ 2,460,018
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 652,467
Deferred revenue	9,960
Capital leases obligation (Note 6)	37,233
	699,660
Stockholders' Equity:	
Common stock (Note 3):	
Class A, $0.01 par value, 60,000 shares authorized, issued and outstanding	600
Class B, $0.01 par value, 180,000 shares authorized, issued and outstanding	1,800
Additional paid-in capital	2,397,600
Accumulated deficit	(639,642)
	1,760,358
	$ 2,460,018

See Notes to Financial Statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business: Seneca Financial Group, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was incorporated in Delaware on April 28, 1993, and offers consulting and advisory services in the area of mergers and acquisitions, financial restructuring, bankruptcies and equity financing.

A summary of the Company's significant accounting policies is as follows:

Basis of accounting: The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one of more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

Revenue recognition: Consulting income is recorded over the life of the underlying agreement, as consulting services are rendered. Deferred revenue represents billings rendered or payments received prior to the rendering of consulting services. Advisory service income is recognized upon completion of the restructuring or financing transaction, when collectibility is likely, following court approval for bankruptcy advisory services. Reimbursed expenses represent the portion of expenses incurred by the Company, which are reimbursable as stipulated on the individual consulting contracts.

Depreciation and amortization: Depreciation of furniture and equipment provided for by the straight-line method over an estimated useful life of the assets, which ranges from 3 to 7 years. Leasehold improvements are amortized over the life of the lease.

Cash and cash equivalents: The Company considers cash in banks, money market accounts and all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

Income taxes: The Company has elected to be treated as an "S" Corporation for federal and state income tax purposes, whereby the income or loss is allocated to the stockholders. The Company is subject to the Delaware franchise tax.

Use of estimates: The preparation of financials statements in accordance with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 2. Furniture and Equipment

Furniture, equipment and leasehold improvements consist of the following at December 31, 2004:

Furniture and office equipment	$ 196,804
Computers	106,336
Leased equipment	43,128
Leasehold improvements	133,616
Website	30,400
	510,284
Less accumulated depreciation and amotization	(323,171)
	$ 187,113

Note 3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital and net capital requirements of $1,300,331 and $46,644, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was 0.538 to 1.

Note 4. Major Customers

Receivables due from the Company's two largest customers amounted to $85,371, or approximately 44% of net trade accounts receivable at December 31, 2004.

Note 5. Concentration of Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents and accounts receivables.

The Company maintains nearly all of its cash in a money market account which is not insured by the Federal Deposit Insurance Company (the "FDIC"). However, the Company has not experienced any losses and believes that it is not exposed to any significant credit risk on cash and cash equivalents.

The Company is exposed to a concentration of credit risk concerning accounts receivables due to the limited number of customers comprising the Company's receivables. The Company performs ongoing credit evaluations of its customer's payments and believes their exposure is limited, and appropriately provided for.

Note 6. Commitments and Contingent liabilities

The Company has an office service agreement (the "Agreement") whereby it leases office space, administrative services and telephone equipment. This Agreement has a base monthly rent of $15,033. A security deposit, amounting to $18,375, has been paid to the owner of the facility. The deposit is included in other assets. This agreement, which expires on December 31, 2006, results in future minimum annual lease payments of $180,400 for each of the two years ended December 31, 2006.

Leases that meet the criteria for capitalization under accounting principles generally accepted in the United States of America are recorded as assets and the related obligations are recorded at the net present value of future minimum rental payments. Future minimum lease payments on non-cancelable capital leases are as follows:

Years ending December 31,	
2005	$ 9,794
2006	9,794
2007	9,794
2008	9,794
2009	1,863
Total minimum lease payments	41,039
Amount representing interest on non-cancellable capital leases	(3,806)
Present value of net minimum lease payments	$ 37,233

Note 7. 401(k) Plan

The Company has a 401(k) profit sharing plan for the benefit of all eligible employees. Employees who have been employed for at least six months are eligible to contribute up to the maximum amount allowed by the Internal Revenue Code. Participants are fully vested in their contributions. The Company may elect to make discretionary contributions.